July 20, 2022

VIA EDGAR

Kimberly Calder

Assistant Chief Accountant

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Newmont Corporation

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 24, 2022

Response dated July 20, 2022 (the “Response”)

File No. 001-31240

Dear Ms. Calder:

Please find below the response of Newmont Corporation, a Delaware corporation (“Newmont,” the “Company,” “our” and “we”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter to Ms. Nancy Buese, Executive Vice President and Chief Financial Officer, of the Company dated July 13, 2022 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Financial Statements

Report of Independent Registered Public Accounting Firm, page 111

1.	It does not appear as though PricewaterhouseCoopers LLP provides an audit opinion for Nevada Gold Mines LLC (“NGM”) for the period from inception through December 31, 2019. Either amend to present an audit report that opines on the complete results of operations and cash flows for the period from inception through December 31, 2019 or tell us why the current opinion is sufficient. Also, clarify the inception and formation date of NGM. Page 122 of your filing states that NGM was established on July 1, 2019; however, PricewaterhouseCoopers LLP’s audit opinion presented in your December 31, 2020 Form 10-K indicates that the formation date is April 11, 2019.

PricewaterhouseCoopers LLC’s audit opinion for Nevada Gold Mines LLC

We acknowledge the Staff’s comment and respectfully advise the Staff that we will file an amendment to the previously filed Report of Independent Registered Public Accounting Firm of PricewaterhouseCoopers LLP (“PwC”) relating to the audit of the Nevada Gold Mines LLC (“NGM”), contained within Part II, Item 8, Financial Statements and Supplementary Data, of Newmont Corporation’s (“Newmont” or “the Company”) 2021 Form 10-K, to correct for the inadvertent omission from the audit opinion for the period from inception April 11, 2019 through December 31, 2019.

Nevada Gold Mines LLC – Inception and Formation Date

We also acknowledge that PwC’s audit opinion presented within the 2020 Form 10-K covers the period from inception on April 11, 2019, through December 31, 2019 for NGM, whereas on page 122 of the 2021 Form 10-K, Newmont states that NGM was established on July 1, 2019.

On March 10, 2019, Newmont entered into an implementation agreement with Barrick Gold Corporation (“Barrick”) to establish a joint venture (the “Implementation Agreement”). Pursuant to the Implementation Agreement, Newmont and Barrick mutually agreed to contribute certain operations and assets located in Nevada for the sole purpose of owning, managing and operating as a single complex.

On April 11, 2019, NGM, a Delaware limited liability company, was legally incorporated as a limited liability company under the laws of the State of Delaware as contemplated by Section 5.5 of the Implementation Agreement.

On July 1, 2019, Newmont and Barrick consummated the joint venture transaction with the execution of an Amended and Restated Limited Liability Company Agreement of NGM, which is the primary operating document governing the joint venture. Barrick and Newmont combined certain mining operations and assets in the joint venture in exchange for an economic interest in NGM equal to 61.5% and 38.5%, respectively, as of the July 1, 2019 effective date. Prior to such date, NGM did not have active operations or activities.

PwC’s audit opinions published in Newmont’s 2019 Form 10-K and 2020 Form 10-K cover NGM’s consolidated financial statements from its inception (or legal incorporation) date of April 11, 2019, through December 31, 2019. Newmont believes that such audit opinion is appropriate because it provides complete coverage over the period during which Newmont included NGM’s pro-rata share of the assets, liabilities, and results of operations based upon its interest in the joint venture. .

******

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact me.

Sincerely,

/s/ Nancy Buese

Nancy Buese
Executive Vice President and Chief Financial Officer

cc:         Yong Kim, Staff Accountant, Division of Corporation Finance

David Johansen, Partner, White & Case LLP

Nancy Lipson, Executive Vice President and General Counsel

Brian Tabolt, Vice President, Controller and Chief Accounting Officer

Logan Hennessey, Vice President, Associate General Counsel and Corporate Secretary

Kaki Giauque, Partner, Ernst & Young LLP

Grant Nelson, Partner, Ernst & Young LLP

Marelize Konig, Partner, PricewaterhouseCoopers LLP